UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2009

Commission File Number: 001-33195

TRINA SOLAR LIMITED

No. 2 Tian He Road

Electronics Park, New District

Changzhou, Jiangsu 213031

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-      N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINA SOLAR LIMITED

By:	/s/ Terry Wang
Name:	Terry Wang
Title:	Chief Financial Officer

Date: February 17, 2009

Exhibit Index

Page
Exhibit 99.1 – Press Release	4

Exhibit 99.1

Contact:
Trina Solar Limited	CCG Investor Relations
Terry Wang, CFO	Crocker Coulson, President
Phone: + (86) 519-8548-2008 (Changzhou)	Phone: + (1) 646-213-1915
Thomas Young, Director of Investor Relations	Email: crocker.coulson@ccgir.com
Phone: + (86) 519-8548-2008 (Changzhou)	Richard Micchelli, Financial Writer
Email: ir@trinasolar.com	Phone: + (1) 646-454-4516
Email: richard.micchelli@ccgir.com

Trina Solar Announces Selected Estimated Fourth Quarter and Full Year 2008 Financial Results

Changzhou, China – Feb. 17, 2009 – Trina Solar Limited (NYSE: TSL) (“Trina Solar” or the “Company”), a leading integrated manufacturer of solar photovoltaic products from the production of ingots, wafers and cells to the assembly of PV modules, today announced the following selected estimated financial results for the quarter and the full year ended December 31, 2008.

For the fourth quarter 2008, the Company expects:

•	total net revenues for the fourth quarter to exceed its previous guidance range of $190 million to $210 million

•	fourth quarter positive net operating cashflow to be approximately $60 million

•	short-term debt to be reduced by approximately $41 million to $249 million

•	a non-cash inventory provision between $16 million and $18 million

For the full year 2008, the Company expects:

•	total net revenues for the full year 2008 to meet its previous guidance range of $800 million to $850 million

•	total module shipments for the full year 2008 to meet its previous guidance range of 200 MW to 206 MW

“Against a very challenging operating environment, where preservation of cash and balance sheet fundamentals were our priorities, the notable reduction in both our silicon and non-silicon manufacturing costs resulted in our highest ever quarterly operating cashflow,” said Mr. Jifan Gao, Chairman and CEO of Trina Solar. “This allowed us to significantly reduce our short-term debt to further improve our capital structure and maintain our liquidity for 2009.”

The Company also announced that it anticipates a non-cash inventory provision between $16 million and $18 million mainly due to the revaluation of its silicon inventory linked to notable market price declines in the fourth quarter of 2008. The provision is expected to have a negative gross margin impact of 7% to 8%. With this provision, the Company expects its fourth quarter gross margin to be in the range of 9% to 10%, compared to its earlier previous guidance of 13% to 15%. The Company also expects its operating and net margins would be correspondingly affected.

As these selected estimated results are subject to finalization of the Company’s financial closing procedures, the Company’s actual results may differ from its current estimates.

The Company will review its fourth quarter and full year 2008 results via conference call on March 3, 2009 at 8:00 am (EST). Conference call details may be found via separate announcement, available at the company’s website at http://www.trinasolar.com.

About Trina Solar Limited

Trina Solar Limited (NYSE: TSL) is a well recognized manufacturer of high quality modules and has a long history as a solar PV pioneer since it was founded in 1997 as a system installation company. Trina Solar is one of the few PV manufacturers that has developed a vertically integrated business model from the production of monocrystalline and multicrystalline silicon ingots, wafers and cells to the assembly of high quality modules. Trina Solar’s products provide reliable and environmentally-friendly electric power for a growing variety of end-user applications worldwide. For further information, please visit Trina Solar’s website at http://www.trinasolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance the Company’s activities; the effectiveness, profitability, and marketability of its products; the future trading of the securities of the Company; the ability of the Company to operate as a public company; the period of time for which its current liquidity will enable the Company to fund its operations; the Company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

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